Exhibit 99.9

May         , 2008

Dear Loews Stockholder:

Today, Loews Corporation is commencing an offer to exchange up to an aggregate of 65,445,000 shares of Lorillard, Inc. common stock for outstanding shares of Loews common stock. Holders of Loews common stock who tender their shares by midnight on                     , 2008 will receive                  of a share of Lorillard common stock for each share of Loews common stock that they validly tender and do not properly withdraw. If the exchange offer is consummated but not fully subscribed, Loews will promptly distribute the remaining shares of Lorillard common stock that it holds as a pro rata dividend to holders of Loews common stock.

I am also pleased to report that Loews’s previously announced redemption of all of the outstanding shares of Carolina Group stock, a class of Loews’s common stock commonly known as a “tracking stock,” will occur on                     , 2008. On that date, holders of Carolina Group stock are entitled to receive one share of common stock of Lorillard in exchange for each share of Carolina Group stock that they own.

The exchange offer, the contingent dividend and the redemption are integrated transactions by which Loews is disposing of its entire ownership interest in Lorillard, and Lorillard is becoming an independent publicly traded company. Lorillard has been approved to list its common stock on the New York Stock Exchange under the symbol “LO.”

The attached Offer to Exchange describes the exchange offer and contains other important information, including: a discussion of the tax-free nature of the exchange offer; a description of Lorillard’s business, and financial performance and position; and instructions as to how you can obtain additional information about these matters. Loews has also prepared a question and answer section in the Offer to Exchange that responds to commonly asked questions about the exchange offer.

Please read these materials carefully before making your decision as to whether or not to exchange your shares of Loews common stock for Lorillard common stock. In addition, please read carefully the enclosed letter of transmittal and instruction booklet for the exchange offer, which explain in detail the proper procedure to tender shares of Loews common stock, and the documents incorporated by reference into the Offer to Exchange, which provide important information about Loews.

Neither Loews nor its board of directors makes any recommendation as to whether to tender shares of Loews common stock in the exchange offer. Each holder of Loews common stock must make his or her own decision whether to tender such shares and, if so, how many shares to tender.

I thank you for your continuing support of Loews.

Sincerely,

James S. Tisch

President and Chief Executive Officer,

Loews Corporation